FILE No. 333-212196

CIK #1671155

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

Amendment No. 1 to the

Registration Statement

on

Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact name of Trust: EATON VANCE UNIT TRUST – SERIES 6

B.	Name of Depositor: EATON VANCE DISTRIBUTORS, INC.

C.	Complete address of Depositor’s principal executive offices:

EATON VANCE DISTRIBUTORS, INC.

Two International Place

Boston, MA 02110

D.	Name and complete address of agents for service:

PAUL HASTINGS LLP	EATON VANCE DISTRIBUTORS, INC.
Attention: Michael R. Rosella, Esq.	Attention: Frederick S. Marius
200 Park Avenue	Two International Place
New York, New York 10166	Boston, MA 02110

E.	Title of securities being registered: Units of fractional undivided beneficial interest

F.	Approximate date of proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE

OF THE REGISTRATION STATEMENT

☒	Check box if it is proposed that this filing will become effective immediately upon filing on August 10, 2016, pursuant to Rule 487.

Eaton Vance Unit Trust – Series 6

Eaton Vance Dividend Fortitude Portfolio, Series 4

Eaton Vance Merger & Acquisition Targets Portfolio, Series 4

Eaton Vance Megatrends Portfolio, Series 4

Eaton Vance Unit Trust — Series 6 consists of the three separate unit investment trusts designated above (the “Portfolios”). Each Portfolio offers investors the opportunity to purchase units representing a proportional interest in a portfolio of equity securities.

August 10, 2016

The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

You should read this prospectus and retain it for future reference.

Investment Summary

Eaton Vance Dividend Fortitude Portfolio, Series 4

Investment Objective. The Portfolio seeks total return through a combination of capital appreciation and dividend income by investing in a selection of dividend-paying common stocks.

Selection Criteria. In seeking to achieve the Portfolio’s objective, Eaton Vance Distributors, Inc., the Sponsor, sought the recommendations of an equity investment team of its affiliate, Eaton Vance Management (the “equity team”). The equity team used a selection strategy that began by analyzing stocks ranked in the second quintile of the S&P 500 Index based on dividend yield as of the close of business on August 5, 2016. The foundation of the selection strategy is based on an investment theory that the second quintile of dividend-paying equity securities in the S&P 500 Index generally represents a selection of companies with sound financial management, strong business franchises, and attractive valuations, and may provide more sustainable dividends than those companies in the first quintile. From this initial universe of 100 stocks, the equity team focused on companies with a stock price of at least $5 per share and a market capitalization exceeding $1 billion. In finalizing their recommendations, the equity team considered each company’s history of paying and/or increasing dividends over the last ten years, as well as the average daily trading volume of its stock. Based upon the equity team’s recommendations, the Sponsor selected a final portfolio of 30 dividend-paying common stocks for inclusion in the Portfolio on an equally weighted basis.

While the Portfolio has a term of approximately 24 months, it is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates, and you may be able to reinvest your proceeds into a subsequent series at a reduced sales charge. Repeatedly rolling over an investment in a unit investment trust will differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see “Selling Units — Rollover.”

Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio is not a complete investment program and there is no guarantee that the Portfolio will achieve its investment objective. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time.

•	An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

•	We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

Eaton Vance Unit Trust — Series 6	1	Prospectus dated August 10, 2016

Essential Information as of August 10, 2016†

Sponsor	Eaton Vance Distributors, Inc.

Trustee	The Bank of New York Mellon

Supervisor and Evaluator	Eaton Vance Management

Unit Price at Initial Date of Deposit	$10.0000

Initial Date of Deposit	August 10, 2016

Mandatory Termination Date	August 9, 2018

Estimated Net Annual Distributions(1)	$0.22766 per Unit

Record Dates	10th day of September 2016 and each month thereafter

Distribution Dates	25th day of September 2016 and each month thereafter

CUSIP Numbers

Standard Accounts

Cash — 27831V182

Reinvest — 27831V190

Fee Based Accounts

Wrap Fee Cash — 27831V208

Wrap Fee Reinvest — 27831V216

Ticker Symbol EVDFDX

†	The Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Agreement between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

(1)	As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio’s fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See “Rights of Unitholders — Estimated Distributions.”

Eaton Vance Unit Trust — Series 6	2	Prospectus dated August 10, 2016

Fees and Expenses

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

Sales Charge	As a % of Public Offering Price	Amount Per 100 Units
Initial sales charge	1.00%	$10.00
Deferred sales charge	2.45	24.50
Creation and development fee	0.50	5.00

Maximum sales charge	3.95%	$39.50

Estimated Organization Costs	0.50%	$5.00

	As a % of Net Assets	Amount Per 100 Units
Estimated Annual Expenses
Trustee’s fee and operating expenses	0.165%	$1.63
Supervisory, evaluation, and bookkeeping and administrative fees	0.101	1.00

Total	0.266%	$2.63	*

Example

This Example is intended to help you compare the cost of the Portfolio with other unit trusts and mutual funds. The Example assumes that you invest $10,000 in the Portfolio and that you reinvest your proceeds in a new trust every other year at a reduced sales charge of $0.295 per Unit (for Standard Accounts) or with the creation and development fee of $0.05 per Unit and no transactional sales charge (for Fee Based Accounts). The Example also assumes a 5% return on your investment each year and that the Portfolio’s, and each new trust’s, operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Standard Accounts	$469	$889	$1,334	$2,342
Fee Based Accounts	$137	$314	$507	$984

The maximum sales charge is 3.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 3.95% of the Public Offering Price per Unit) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.245 per Unit and is paid in three monthly installments beginning on November 10, 2016. The combination of the initial and deferred sales charges comprises the “transactional sales charge”. The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be approximately three months) or six months following the Initial Date of Deposit.

*	The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the Initial Date of Deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.

Eaton Vance Unit Trust — Series 6	3	Prospectus dated August 10, 2016

EATON VANCE DIVIDEND FORTITUDE PORTFOLIO, SERIES 4

PORTFOLIO (as of the Initial Date of Deposit, August 10, 2016)

Number of Shares	Ticker Symbol	Name of lssuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(2)	Cost of Securities to Portfolio(2)
		Consumer Discretionary — 3.34%
41	MCD	McDonald’s Corporation	3.34%	$118.31	$4,851

		Consumer Staples — 13.35%
68	GIS	General Mills, Inc.	3.32	70.93	4,823
58	K	Kellogg Company	3.32	82.98	4,813
45	PEP	PepsiCo, Inc.	3.36	108.28	4,873
66	WMT	Wal-Mart Stores, Inc.	3.35	73.54	4,854

		Energy — 3.33%
59	SLB	Schlumberger Ltd.(3)	3.33	81.83	4,828

		Financials — 23.33%
26	AVB	AvalonBay Communities, Inc.	3.33	185.98	4,835
70	EQR	Equity Residential	3.31	68.64	4,805
30	FRT	Federal Realty Investment Trust	3.36	162.74	4,882
73	JPM	JPMorgan Chase & Company	3.31	65.87	4,809
56	PNC	PNC Financial Services Group, Inc.	3.33	86.25	4,830
22	SPG	Simon Property Group, Inc.	3.35	220.63	4,854
113	USB	U.S. Bancorp	3.34	42.83	4,840

		Health Care — 9.96%
59	LLY	Eli Lilly & Company	3.31	81.50	4,809
61	GILD	Gilead Sciences, Inc.	3.33	79.33	4,839
39	JNJ	Johnson & Johnson	3.32	123.43	4,814

		Industrials — 23.35%
70	CHRW	CH Robinson Worldwide, Inc.	3.32	68.92	4,824
171	CSX	CSX Corporation	3.33	28.26	4,832
155	GE	General Electric Company	3.34	31.30	4,851
54	NSC	Norfolk Southern Corporation	3.32	89.25	4,819
41	ROK	Rockwell Automation, Inc.	3.35	118.57	4,861
52	UNP	Union Pacific Corporation	3.33	93.07	4,840
45	UTX	United Technologies Corporation	3.36	108.34	4,875

		Information Technology — 13.35%
211	GLW	Corning, Inc.	3.33	22.91	4,834
139	INTC	Intel Corporation	3.35	34.92	4,854
80	MCHP	Microchip Technology, Inc.	3.34	60.63	4,850
83	MSFT	Microsoft Corporation	3.33	58.20	4,831

		Utilities — 9.99%
38	NEE	NextEra Energy, Inc.	3.30	126.07	4,791
76	PCG	PG&E Corporation	3.32	63.46	4,823
46	SRE	Sempra Energy	3.37	106.39	4,894

			100.00%		$145,138

See “Notes to Portfolios”.

Eaton Vance Unit Trust — Series 6	4	Prospectus dated August 10, 2016

Investment Summary

Eaton Vance Merger & Acquisition Targets Portfolio, Series 4

Investment Objective. The Portfolio seeks capital appreciation by investing in equity securities of companies believed to be positioned as potential targets of a merger or acquisition.

Selection Criteria. In seeking to achieve the Portfolio’s objective, Eaton Vance Distributors, Inc., the Sponsor, sought the recommendations of an equity investment team of its affiliate, Eaton Vance Management (the “equity team”). Beginning with an initial universe of all U.S.-listed common stocks, the equity team then focused on companies with a stock price of at least $5 per share, a market capitalization exceeding $1 billion, and an average trading volume over the prior 30 days of at least $2 million per day. From the resulting group of stocks, the equity team identified companies it believes are positioned to be potential targets of a merger or acquisition, placing emphasis on companies in industries experiencing consolidation or that the equity team believes would benefit from consolidation, that have senior management approaching retirement age, and/or that have attractive valuations and/or financial characteristics. Based upon the equity team’s recommendations, the Sponsor selected a final portfolio of 40 stocks for inclusion in the Portfolio on an equally weighted basis.

While the Portfolio has a term of approximately 24 months, it is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates, and you may be able to reinvest your proceeds into a subsequent series at a reduced sales charge. Repeatedly rolling over an investment in a unit investment trust will differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see “Selling Units — Rollover.”

Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio is not a complete investment program and there is no guarantee that the Portfolio will achieve its investment objective. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time.

•	An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

•	Market conditions may not be favorable for merger or acquisition activity. The companies selected for the Portfolio may not participate in any merger or acquisition activity during the life of the Portfolio. There is no assurance that any such merger or acquisition activity will have a positive effect on a company’s value.

•	The Portfolio is concentrated in securities issued by companies in the consumer products sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

•	We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

Eaton Vance Unit Trust — Series 6	5	Prospectus dated August 10, 2016

Essential Information as of August 10, 2016†

Sponsor	Eaton Vance Distributors, Inc.

Trustee	The Bank of New York Mellon

Supervisor and Evaluator	Eaton Vance Management

Unit Price at Initial Date of Deposit	$10.0000

Initial Date of Deposit	August 10, 2016

Mandatory Termination Date	August 9, 2018

Estimated Net Annual Distributions(1)	$0.08378 per Unit

Record Dates(2)	10th day of September 2016 and each month thereafter

Distribution Dates(2)	25th day of September 2016 and each month thereafter

CUSIP Numbers

Standard Accounts

Cash — 27831V141

Reinvest — 27831V158

Fee Based Accounts

Wrap Fee Cash — 27831V166

Wrap Fee Reinvest — 27831V174

Ticker Symbol EVMADX

†	The Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Agreement between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

(1)	As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio’s fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See “Rights of Unitholders — Estimated Distributions.”

(2)	The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least $0.01 per Unit. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least $0.01 per Unit.

Eaton Vance Unit Trust — Series 6	6	Prospectus dated August 10, 2016

Fees and Expenses

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

Sales Charge	As a % of Public Offering Price	Amount Per 100 Units
Initial sales charge	1.00%	$10.00
Deferred sales charge	2.45	24.50
Creation and development fee	0.50	5.00

Maximum sales charge	3.95%	$39.50

Estimated Organization Costs	0.50%	$5.00

	As a % of Net Assets	Amount Per 100 Units
Estimated Annual Expenses
Trustee’s fee and operating expenses	0.171%	$1.69
Supervisory, evaluation, and bookkeeping and administrative fees	0.101	1.00

Total	0.272%	$2.69	*

Example

This Example is intended to help you compare the cost of the Portfolio with other unit trusts and mutual funds. The Example assumes that you invest $10,000 in the Portfolio and that you reinvest your proceeds in a new trust every other year at a reduced sales charge of $0.295 per Unit (for Standard Accounts) or with the creation and development fee of $0.05 per Unit and no transactional sales charge (for Fee Based Accounts). The Example also assumes a 5% return on your investment each year and that the Portfolio’s, and each new trust’s, operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Standard Accounts	$470	$890	$1,337	$2,348
Fee Based Accounts	$138	$316	$510	$992

The maximum sales charge is 3.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 3.95% of the Public Offering Price per Unit) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.245 per Unit and is paid in three monthly installments beginning on November 10, 2016. The combination of the initial and deferred sales charges comprises the “transactional sales charge”. The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be approximately three months) or six months following the Initial Date of Deposit.

*	The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the Initial Date of Deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.

Eaton Vance Unit Trust — Series 6	7	Prospectus dated August 10, 2016

EATON VANCE MERGER & ACQUISITION TARGETS PORTFOLIO, SERIES 4

PORTFOLIO (as of the Initial Date of Deposit, August 10, 2016)

Number of Shares	Ticker Symbol	Name of lssuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(2)	Cost of Securities to Portfolio(2)
		Consumer Discretionary — 12.52%
22	AAP	Advance Auto Parts, Inc.	2.53%	$166.50	$3,663
138	LYV	Live Nation Entertainment, Inc.	2.50	26.32	3,632
46	TWX	Time Warner, Inc.	2.51	79.16	3,641
59	TRIP	TripAdvisor, Inc.	2.48	61.10	3,605
157	WWW	Wolverine World Wide, Inc.	2.50	23.11	3,628

		Consumer Staples — 22.50%
136	BUFF	Blue Buffalo Pet Products, Inc.	2.49	26.53	3,608
36	CHD	Church & Dwight Company, Inc.	2.50	100.95	3,634
78	CAG	ConAgra Foods, Inc.	2.51	46.66	3,640
51	GIS	General Mills, Inc.	2.49	70.93	3,617
69	HAIN	Hain Celestial Group, Inc. (The)	2.52	52.97	3,655
44	K	Kellogg Company	2.52	82.98	3,651
83	MDLZ	Mondelez International, Inc.	2.49	43.52	3,612
73	PF	Pinnacle Foods, Inc.	2.48	49.34	3,602
119	WFM	Whole Foods Market, Inc.	2.50	30.52	3,632

		Energy — 5.04%
69	APC	Anadarko Petroleum Corporation	2.51	52.75	3,640
39	FANG	Diamondback Energy, Inc.	2.53	94.28	3,677

		Financials — 9.99%
120	BKU	BankUnited, Inc.	2.50	30.22	3,626
49	FRC	First Republic Bank	2.47	73.24	3,589
58	PPS	Post Properties, Inc.	2.52	63.00	3,654
141	YDKN	Yadkin Financial Corporation	2.50	25.75	3,631

		Health Care — 12.45%
20	COO	Cooper Companies, Inc. (The)	2.51	182.15	3,643
16	BCR	CR Bard, Inc.	2.45	222.56	3,561
42	INCY	Incyte Corporation	2.50	86.48	3,632
24	JAZZ	Jazz Pharmaceuticals Plc(3)	2.48	150.01	3,600
29	UTHR	United Therapeutics Corporation	2.51	125.37	3,636

		Industrials — 7.50%
82	HXL	Hexcel Corporation	2.50	44.22	3,626
34	HUBB	Hubbell, Inc.	2.47	105.47	3,586
31	ROK	Rockwell Automation, Inc.	2.53	118.57	3,676

		Information Technology — 17.50%
316	CY	Cypress Semiconductor Corporation	2.50	11.49	3,631
386	INFN	Infinera Corporation	2.50	9.41	3,632
168	MENT	Mentor Graphics Corporation	2.49	21.50	3,612
60	MCHP	Microchip Technology, Inc.	2.51	60.63	3,638
67	QRVO	Qorvo, Inc.	2.52	54.49	3,651
68	DATA	Tableau Software, Inc.	2.48	52.95	3,601
99	VRNT	Verint Systems, Inc.	2.50	36.67	3,630

		Materials — 4.99%
128	AXTA	Axalta Coating Systems Ltd.(3)	2.49	28.19	3,608
127	CHMT	Chemtura Corporation	2.50	28.55	3,626

		Telecommunication Services — 2.51%
128	ZAYO	Zayo Group Holdings, Inc.	2.51	28.44	3,640

		Utilities — 5.00%
57	PCG	PG&E Corporation	2.49	63.46	3,617
47	PNW	Pinnacle West Capital Corporation	2.51	77.44	3,640

			100.00%		$145,123

See “Notes to Portfolios”.

Eaton Vance Unit Trust — Series 6	8	Prospectus dated August 10, 2016

Investment Summary

Eaton Vance Megatrends Portfolio, Series 4

Investment Objective. The Portfolio seeks capital appreciation by investing in a selection of equity securities believed to be potential beneficiaries of broad secular trends that are expected to drive future economic growth.

Selection Criteria. In seeking to achieve the Portfolio’s objective, Eaton Vance Distributors, Inc., the Sponsor, sought the recommendations of an equity investment team of its affiliate, Eaton Vance Management (the “equity team”). Through its fundamental research, the equity team has identified a number of broad secular trends, or “megatrends,” that it believes will be primary drivers of future economic growth. The current megatrends identified by the equity team, organized by economic sector, are as follows:

Consumer: health & wellness, e-commerce;

Healthcare/Biotech: new drug discoveries, cost containment, aging demographics; and

Technology: digital advertising, connected devices, software productivity enhancers.

Beginning with an initial universe of all U.S.-listed common stocks, the equity team then focused on companies within the economic sectors identified above, and further focused on companies with a stock price of at least $5 per share, a market capitalization exceeding $1 billion, and an average trading volume over the prior 30 days of at least $2 million per day. From the resulting group of stocks, the equity team identified what it believes are potential megatrend beneficiaries that are reasonably priced in relation to their fundamental value. Based upon the equity team’s recommendations, the Sponsor selected a final portfolio of 30 stocks for inclusion in the Portfolio on an equally weighted basis.

While the Portfolio has a term of approximately 24 months, it is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates, and you may be able to reinvest your proceeds into a subsequent series at a reduced sales charge. Such future series of the portfolio may identify megatrends and economic sectors that differ from those featured in the Portfolio. Repeatedly rolling over an investment in a unit investment trust will differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see “Selling Units — Rollover.”

Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio is not a complete investment program and there is no guarantee that the Portfolio will achieve its investment objective. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time.

•	An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

•	The Portfolio is concentrated in securities issued by companies in the consumer products, health care and information technology sectors. Negative developments in any of these sectors will affect the value of your investment more than would be the case in a more diversified investment.

•	We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

Eaton Vance Unit Trust — Series 6	9	Prospectus dated August 10, 2016

Essential Information as of August 10, 2016†

Sponsor	Eaton Vance Distributors, Inc.

Trustee	The Bank of New York Mellon

Supervisor and Evaluator	Eaton Vance Management

Unit Price at Initial Date of Deposit	$10.0000

Initial Date of Deposit	August 10, 2016

Mandatory Termination Date	August 9, 2018

Estimated Net Annual Distributions(1)	$0.03762 per Unit

Record Dates(2)	10th day of September 2016 and each month thereafter

Distribution Dates(2)	25th day of September 2016 and each month thereafter

CUSIP Numbers

Standard Accounts

Cash — 27831V109

Reinvest — 27831V117

Fee Based Accounts

Wrap Fee Cash — 27831V125

Wrap Fee Reinvest — 27831V133

Ticker Symbol EVMTDX

†	The Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Agreement between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

(1)	As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio’s fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See “Rights of Unitholders — Estimated Distributions.”

(2)	The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least $0.01 per Unit. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least $0.01 per Unit.

Eaton Vance Unit Trust — Series 6	10	Prospectus dated August 10, 2016

Fees and Expenses

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

Sales Charge	As a % of Public Offering Price	Amount Per 100 Units
Initial sales charge	1.00%	$10.00
Deferred sales charge	2.45	24.50
Creation and development fee	0.50	5.00

Maximum sales charge	3.95%	$39.50

Estimated Organization Costs	0.50%	$5.00

	As a % of Net Assets	Amount Per 100 Units
Estimated Annual Expenses
Trustee’s fee and operating expenses	0.165%	$1.63
Supervisory, evaluation, and bookkeeping and administrative fees	0.101	1.00

Total	0.266%	$2.63	*

Example

This Example is intended to help you compare the cost of the Portfolio with other unit trusts and mutual funds. The Example assumes that you invest $10,000 in the Portfolio and that you reinvest your proceeds in a new trust every other year at a reduced sales charge of $0.295 per Unit (for Standard Accounts) or with the creation and development fee of $0.05 per Unit and no transactional sales charge (for Fee Based Accounts). The Example also assumes a 5% return on your investment each year and that the Portfolio’s, and each new trust’s, operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Standard Accounts	$469	$889	$1,334	$2,342
Fee Based Accounts	$137	$314	$507	$984

The maximum sales charge is 3.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 3.95% of the Public Offering Price per Unit) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.245 per Unit and is paid in three monthly installments beginning on November 10, 2016. The combination of the initial and deferred sales charges comprises the “transactional sales charge”. The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be approximately three months) or six months following the Initial Date of Deposit.

*	The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the Initial Date of Deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.

Eaton Vance Unit Trust — Series 6	11	Prospectus dated August 10, 2016

EATON VANCE MEGATRENDS PORTFOLIO, SERIES 4

PORTFOLIO (as of the Initial Date of Deposit, August 10, 2016)

Number of Shares	Ticker Symbol	Name of lssuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(2)	Cost of Securities to Portfolio(2)
		Consumer Discretionary — 19.60%
6	AMZN	Amazon.com, Inc.	3.20%	$768.31	$4,610
94	LVS	Las Vegas Sands Corporation	3.39	51.84	4,873
87	NKE	NIKE, Inc.	3.37	55.77	4,852
3	PCLN	Priceline Group, Inc. (The)	2.94	1,407.01	4,221
87	SBUX	Starbucks Corporation	3.34	55.20	4,802
50	DIS	Walt Disney Company (The)	3.36	96.67	4,833

		Consumer Staples — 6.74%
182	BUFF	Blue Buffalo Pet Products, Inc.	3.36	26.53	4,828
217	SFM	Sprouts Farmers Market, Inc.	3.38	22.43	4,867

		Health Care — 36.81%
19	AGN	Allergan Plc(3)	3.32	251.10	4,771
15	BIIB	Biogen, Inc.	3.28	314.42	4,716
78	BMY	Bristol-Myers Squibb Company	3.34	61.61	4,806
42	CELG	Celgene Corporation	3.32	113.80	4,780
27	COO	Cooper Companies, Inc. (The)	3.42	182.15	4,918
61	GILD	Gilead Sciences, Inc.	3.37	79.33	4,839
29	ILMN	Illumina, Inc.	3.34	165.59	4,802
56	INCY	Incyte Corporation	3.37	86.48	4,843
55	MDT	Medtronic Plc(3)	3.36	87.74	4,826
47	VRTX	Vertex Pharmaceuticals, Inc.	3.36	102.83	4,833
36	ZBH	Zimmer Biomet Holdings, Inc.	3.33	133.09	4,791

		Information Technology — 36.85%
117	ATVI	Activision Blizzard, Inc.	3.36	41.25	4,826
6	GOOG	Alphabet, Inc.	3.27	784.26	4,706
28	AVGO	Broadcom, Ltd.(3)	3.33	171.17	4,793
39	FB	Facebook, Inc.	3.39	125.06	4,877
145	FTNT	Fortinet, Inc.	3.35	33.19	4,813
144	GDDY	GoDaddy, Inc.	3.35	33.46	4,818
124	GRUB	GrubHub, Inc.	3.34	38.70	4,799
56	NXPI	NXP Semiconductors NV(3)	3.36	86.37	4,837
37	PANW	Palo Alto Networks, Inc.	3.37	130.84	4,841
60	CRM	Salesforce.com, Inc.	3.39	81.18	4,871
60	V	Visa, Inc.	3.34	80.06	4,804

			100.00%		$143,796

See “Notes to Portfolios”.

Eaton Vance Unit Trust — Series 6	12	Prospectus dated August 10, 2016

Notes to Portfolios

(1)	The Securities are initially represented entirely by contracts to purchase Securities, which were entered into on August 9, 2016. All contracts to acquire Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2)	The value of each Security is determined on the bases set forth under “Purchasing Units — Unit Price” as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. In accordance with FASB Accounting Standards Codification (“ASC”), ASC 820, Fair Value Measurements and Disclosures, the Portfolio’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

	Cost to Sponsor	Profit (Loss) to Sponsor
Eaton Vance Dividend Fortitude Portfolio, Series 4	$145,242	$(104)
Eaton Vance Merger & Acquisition Targets Portfolio, Series 4	$145,261	$(138)
Eaton Vance Megatrends Portfolio, Series 4	$143,877	$(81)

(3)	This company is incorporated outside of the U.S.

Eaton Vance Unit Trust — Series 6	13	Prospectus dated August 10, 2016

Report of Independent Registered Public Accounting Firm

To the Sponsor, Eaton Vance Distributors, Inc., and Unit Holders of Eaton Vance Unit Trust — Series 6

We have audited the accompanying statements of financial condition, including the portfolios of investments, of Eaton Vance Unit Trust — Series 6, comprising Eaton Vance Dividend Fortitude Portfolio, Series 4; Eaton Vance Merger & Acquisition Targets Portfolio, Series 4; and Eaton Vance Megatrends Portfolio, Series 4 (each a “Trust”, collectively the “Trusts”), as of the opening of business on August 10, 2016 (Initial Date of Deposit). These statements of financial condition are the responsibility of the Trusts’ Sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by the Trusts’ Sponsor, as well as evaluating the overall presentation of the statements of financial condition. Our procedures included confirmation of contracts to purchase securities, by correspondence with brokers, as shown in the statements of financial condition as of the opening of business on August 10, 2016. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of Eaton Vance Unit Trust — Series 6, comprising Eaton Vance Dividend Fortitude Portfolio, Series 4; Eaton Vance Merger & Acquisition Targets Portfolio, Series 4; and Eaton Vance Megatrends Portfolio, Series 4, as of the opening of business on August 10, 2016 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Boston, Massachusetts

August 10, 2016

Eaton Vance Unit Trust — Series 6	14	Prospectus dated August 10, 2016

Statements of Financial Condition

As of Initial Date of Deposit, August 10, 2016

INVESTMENT IN SECURITIES	Dividend Fortitude Portfolio, Series 4	Merger & Acquisition Targets Portfolio, Series 4	Megatrends Portfolio, Series 4
Contracts to purchase securities(1)	$145,138	$145,123	$143,796

Total	$145,138	$145,123	$143,796

LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities —
Organization costs(2)	$733	$733	$726
Deferred sales charge liability(3)	3,592	3,591	3,559
Creation and development fee liability(4)	733	733	726

Total	$5,058	$5,057	$5,011

Interest of Unitholders —
Cost to investors(5)	$146,600	$146,590	$145,250
Less: initial sales charge(5)(6)	1,462	1,467	1,454
Less: deferred sales charge, creation and development fee and organization costs(2)(4)(5)(6)	5,058	5,057	5,011

Net interest to Unitholders(5)	$140,080	$140,066	$138,785

Total	$145,138	$145,123	$143,796

Units outstanding	14,660	14,659	14,525

Net asset value per Unit	$9.555	$9.555	$9.555

Notes to Statements of Financial Condition

(1)	The value of the securities is determined by the Evaluator, Eaton Vance Management, on the bases set forth under “Purchasing Units — Unit Price”. Cash has been deposited with the Trustee for the amount necessary to cover the contracts to purchase securities.
(2)	A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs is set forth under “Fees and Expenses”. A distribution will be made as of the earlier of the close of the initial offering period (approximately three months) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.
(3)	Represents the amount of mandatory distributions from a Portfolio on the bases set forth under “Purchasing Units”.
(4)	The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.
(5)	The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under “Purchasing Units”.
(6)	Assumes the maximum sales charge.

Eaton Vance Unit Trust — Series 6	15	Prospectus dated August 10, 2016

The Trust

The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the “Trust Agreement”), dated the date of this prospectus (the “Initial Date of Deposit”), among Eaton Vance Distributors, Inc., as Sponsor, Eaton Vance Management, as Supervisor and Evaluator, and The Bank of New York Mellon, as Trustee.

On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and cash or an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange, the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, a Portfolio will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term “Securities” means the securities (including contracts to purchase these securities) listed in each “Portfolio” and any additional securities deposited into a Portfolio as a result of a corporate action or similar event.

Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit may be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts that will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because a Portfolio will pay the associated brokerage or acquisition fees. In the context of a unit investment trust such as your Portfolio, the term dilution refers to any reduction in the ownership percentage of such Portfolio’s assets resulting from the creation of additional units. In addition, during the initial offering of Units it may not be possible to buy a particular Security due to regulatory or trading restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Portfolio that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.

Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and the estimated distributions per Unit will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed to the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable “Portfolio” as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any contract failure in any of the Securities.

Objectives and Securities Selection

The objective of each Portfolio is described in the individual Portfolio sections. There is no assurance that a Portfolio will achieve its objective.

The Sponsor does not manage the Portfolios. You should note that the Sponsor applied the selection criteria to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After the initial selection date, the Securities may no longer meet the selection criteria. Further, your Portfolio may purchase Securities no longer meeting the selection criteria when creating additional Portfolio units. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending

Eaton Vance Unit Trust — Series 6	16	Prospectus dated August 10, 2016

any of the individual Securities but rather the entire pool of Securities in the Portfolios, taken as a whole, which are represented by the Units.

Investment Risks

All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

Market Risk. Market risk is the risk that the value of the securities in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, political, social or economic instability, the financial condition of an issuer or sector, and perceptions of an issuer or sector. Stocks are especially susceptible to general stock market movements. The value of stocks often rises or falls rapidly and unpredictably in response to market, issuer- or sector-specific events. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls, as is possible in a managed fund.

Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay dividends on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer’s board of directors and the amount of any dividend may vary over time. If dividends received by a Portfolio are insufficient to cover expenses, redemptions or other Portfolio costs, it may be necessary for the Portfolio to sell Securities to cover such expenses, redemptions or other costs. Any such sales may result in capital gains or losses to you. See “Tax Information”.

Industry Risks. Your Portfolio may invest significantly in certain industries. Any negative impact on the related sector will have a greater impact on the value of Units than on a portfolio more broadly diversified over several sectors. Your Portfolio may be concentrated in one or more sectors. You should understand the risks of these sectors before you invest.

Consumer Products Sector. The Eaton Vance Megatrends Portfolio and the Eaton Vance Merger & Acquisition Targets Portfolio are each concentrated, and the Eaton Vance Dividend Fortitude Portfolio invests significantly, in the common stocks of consumer products companies, a category which includes consumer discretionary companies and consumer staples companies. General risks of these companies include the general state of the economy, intense competition, consumer spending trends, cyclicality of revenues and earnings, currency fluctuations, product liability litigation and increased governmental regulation. A decline in the economy that results in a reduction of consumers’ disposable income can negatively impact spending habits. Competitiveness in the retail industry may require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but may require more sophisticated technology to remain competitive. A weak economy and its effect on consumer spending would adversely affect consumer product companies.

Financials Sector. The Eaton Vance Dividend Fortitude Portfolio and the Eaton Vance Merger & Acquisition Targets Portfolio each invest significantly in the common stocks of financial services companies. Companies in the financial services sector include: commercial banks, industrial banks, savings institutions, finance companies, diversified financial services companies, investment banking firms, securities brokerage houses, investment advisory companies, leasing companies, insurance companies and companies providing similar services. Due to the wide variety of companies in the financial services sector, they may behave and react in different ways in response to changes in economic and market conditions.

Companies in the financial services sector are subject to several distinct risks. Such companies may be subject to systematic risk, which may result due to factors outside the control of a particular financial institution — like the failure of another, significant financial institution or material disruptions to the credit markets — that could adversely affect the ability of the financial institution to operate normally or may impair its financial condition. Financial services companies are typically affected by changes in interest rates, and may be disproportionally affected as a result of volatile and/ or rising interest rates. Certain financial services companies may themselves have concentrated portfolios, such as a high level of loans to real estate developers, which makes them vulnerable to economic conditions that affect that industry. Companies in this sector are often subject to credit risk, meaning they may have exposure to investments or agreements which under certain circumstances may lead to losses, e.g., sub-prime loans. Further, companies in the financial services sector are subject to intense competition.

Eaton Vance Unit Trust — Series 6	17	Prospectus dated August 10, 2016

Companies in this sector are subject to regulatory risk, where certain financial services companies may suffer setbacks if regulators change the rules under which they operate.

Among the most prominent pieces of legislation following the financial crisis has been the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), enacted into federal law on July 21, 2010. The Dodd-Frank Act includes reforms and refinements to modernize existing laws to address emerging risks and issues in the nation’s evolving financial system. It also establishes entirely new regulatory regimes, including in areas such as systemic risk regulation, over-the-counter derivatives market oversight, and federal consumer protection. The Dodd-Frank Act is intended to cover virtually all participants in the financial services industry for years to come, including banks, thrifts, depository institution holding companies, mortgage lenders, insurance companies, industrial loan companies, broker-dealers and other securities and investment advisory firms, private equity and hedge funds, consumers, numerous federal agencies and the federal regulatory structure. In particular, certain provisions of the Dodd-Frank Act increase the capital requirements of certain financial services companies supervised by the Federal Reserve, resulting in such companies incurring generally higher deposit premiums. These types of regulatory changes may have adverse effects on certain issuers in your Portfolio, and could lead to decreases in such issuers’ profits or revenues. In many cases the full impact of the Dodd-Frank Act on a financial institution’s business remains uncertain because of the extensive rule-making still to be completed. The Sponsor is unable to predict the ultimate impact of the Dodd-Frank Act, and any resulting regulation, on the securities in your Portfolio or on the financial services industry in general.

Developments in the European Union (“EU”) could adversely affect certain financial services issuers. The departure of any EU member from use of the Euro could lead to serious disruptions to foreign exchanges, operations and settlements, which may have an adverse effect on financial services issuers. More recently, there is uncertainty regarding the state of the EU following the vote in the United Kingdom to exit the EU (“Brexit”). One of the key global concerns that may continue to provide uncertainty in the markets is that the United Kingdom could be just the first of more EU countries to leave the union. The effect that Brexit may have on the global financial markets or on the financial services companies in your Portfolio is uncertain.

Commercial banks (including “money center” regional and community banks), savings and loan associations and holding companies of the foregoing are especially subject to adverse effects of volatile interest rates, concentrations of loans in particular industries or classifications (such as real estate, energy, or sub-prime mortgages), and significant competition. The profitability of these businesses is to a significant degree dependent on the availability and cost of capital funds. Economic conditions in the real estate market may have a particularly strong effect on certain banks and savings associations. Commercial banks and savings associations are subject to extensive federal and, in many instances, state regulation. Neither such extensive regulation nor the federal insurance of deposits ensures the solvency or profitability of companies in this industry, and there is no assurance against losses in securities issued by such companies.

Insurance companies are particularly subject to government regulation and rate setting, potential anti-trust and tax law changes, and industry-wide pricing and competition cycles. Property and casualty insurance companies also may be affected by weather, terrorism, long-term climate changes, and other catastrophes. Life and health insurance companies may be affected by mortality and morbidity rates, including the effects of epidemics. Individual insurance companies may be exposed to reserve inadequacies, problems in investment portfolios (for example, real estate or “junk” bond holdings) and failures of reinsurance carriers.

Many of the investment considerations discussed in connection with banks and insurance companies also apply to other financial services companies. These companies are subject to extensive regulation, rapid business changes, and volatile performance dependent on the availability and cost of capital and prevailing interest rates and significant competition. General economic conditions significantly affect these companies. Credit and other losses resulting from the financial difficulty of borrowers or other third parties have a potentially adverse effect on companies in this industry. Investment banking, securities brokerage and investment advisory companies are particularly subject to government regulation and the risks inherent in securities trading and underwriting activities.

Health Care Sector. The Eaton Vance Megatrends Portfolio is concentrated, and the Eaton Vance Merger & Acquisition Targets Portfolio and the Eaton Vance Dividend Fortitude Portfolio each invest significantly, in the common stocks of health care companies, including biotechnology companies. Health care companies include companies that offer limited products or services or that are at the research and developmental stage with no marketable or approved products or technologies. Many of these companies face substantial government regulations that can affect their prospects. Regulatory approvals (often entailing

Eaton Vance Unit Trust — Series 6	18	Prospectus dated August 10, 2016

lengthy application and testing procedures) are also generally required before new drugs and certain medical devices and procedures may be introduced. Health care companies can also face risk of extensive competition and product liability litigation.

The Health Care and Education Reconciliation Act of 2010 (incorporating the Patient Protection and Affordable Care Act, collectively the “Act”) has had a significant impact on the health care sector. Significant provisions of the Act include the introduction of required health care coverage for most Americans, significant expansion in the number of Americans eligible for Medicaid, modification of taxes and tax credits in the health care sector, and subsidized insurance for low to middle income families. The Act also provides for more thorough regulation of private health insurance providers, including a prohibition on the denial of coverage due to pre-existing conditions. Although the implementation of the Act’s various provisions will take place over the next several years through 2018, health care companies will face continuing and significant changes that may cause a decrease in profitability due to increased costs, possible downward pressure on prices charged, and other changes in the health care market. The Sponsor is unable to predict the full impact of the Act on the Securities in your Portfolio. As illustrated by the Act, Congress may from time to time propose legislative action that will impact the health care sector. The proposals may span a wide range of topics, including cost and price controls (which may include a freeze on the prices of prescription drugs), incentives for competition in the provision of health care services, promotion of pre-paid health care plans and additional tax incentives and penalties aimed at the health care sector. The government could also reduce funding for health care related research.

Many of the products and services of companies engaged in medical research and health care are also subject to relatively high risks of rapid obsolescence caused by progressive scientific and technological advances. The research and development costs of bringing a new drug or medical product to market are substantial. Additionally, such products are subject to risks such as the appearance of toxic effects following commercial introduction and manufacturing difficulties. Alternatively, failure to gain approval for a new drug or product can have a substantial negative effect on a company and its stock. The goods and services of health care issuers are also subject to risks of malpractice claims, product liability claims or other litigation. The enforcement of patent, trademark and other intellectual property laws will affect the value of many such companies.

Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, emphasis on outpatient services, management capabilities, competitive forces that may result in price discounting, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

Industrials Sector. The Eaton Vance Dividend Fortitude Portfolio invests significantly in the common stocks of industrials companies. General risks of industrial companies include the general state of the economy, intense competition, imposition of import controls, volatility in commodity prices, currency exchange rate fluctuation, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, changes in aircraft-leasing contracts and cutbacks in profitable business travel. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers. Stocks of transportation companies are cyclical and can be significantly affected by economic changes, fuel prices and insurance costs. Transportation companies in certain countries may also be subject to significant government regulation and oversight, which may negatively impact their businesses.

Information Technology Sector. The Eaton Vance Megatrends Portfolio is concentrated, and the Eaton Vance Merger & Acquisition Targets Portfolio and the Eaton Vance Dividend Fortitude Portfolio each invest significantly, in the common stocks of information technology companies. The information technology sector is generally made up of companies related to software and services, including developing software in various fields such as Internet-related services, applications, database management and personal entertainment, technology consulting and services, data processing and outsourcing, as well as development of hardware and equipment, computers, semiconductors and semiconductor equipment manufacturers. These companies face risks related to rapidly changing technology, short product life cycles, cyclical market patterns, falling prices and profits, competition from new market entrants and regular introduction of new and/or enhanced products.

Eaton Vance Unit Trust — Series 6	19	Prospectus dated August 10, 2016

Information technology companies also face risks from dependence on certain suppliers and supplies, high research and development costs, patent termination, and government regulation. These companies can also be adversely affected by interruption or reduction in supply of components or loss of key customers and failure to comply with certain industry standards.

An unexpected change in technology may also have a significant negative impact on a company. The failure of a company to keep pace with rapidly changing technology and subsequently introduce new products can have a negative impact on the company’s results. Technology companies may also be smaller and/or less experienced with limited product lines, markets or resources. Also, stocks of certain Internet-based companies have high price-to-earnings ratios with little or no earnings histories. Information technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company.

Utilities Sector. The Eaton Vance Dividend Fortitude Portfolio invests significantly in the common stocks of utilities companies. General risks of utility companies include increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations that may render existing plants, equipment or products obsolete; the effects of unusual, unexpected or abnormal local weather; maturing markets and difficulty in expanding to new markets due to regulatory and other factors; the potential impact of natural or man-made disasters; difficulty obtaining adequate returns on invested capital, even if frequent rate increases are approved by public service commissions; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities. Any of these factors, or a combination of these factors, could affect the supply of or demand for energy, such as electricity or natural gas, or water, or the ability of the issuers to pay for such energy or water which could adversely affect the profitability of the issuers of the Securities and the performance of your Portfolio.

Concentration Risk. When at least 25% of a Portfolio is invested in securities issued by companies within a single sector, the Portfolio is considered to be concentrated in that particular sector. As a result, such a Portfolio may be subject to greater risks of adverse economic, business or political developments than a trust that invests in a wider variety of sectors.

Merger and Acquisition Risk. The Eaton Vance Merger & Acquisition Targets Portfolio invests exclusively in companies believed to be positioned as potential targets of a merger or acquisition. It is possible that the value of securities of a company selected for the Portfolio involved in a merger, acquisition or similar transaction will not rise and in fact may fall, in which case the Portfolio would lose money. It is also possible that the companies selected may not participate in a merger or acquisition during the life of the Portfolio, in which case the Portfolio may not realize any premium on its investment and could lose money if the value of the securities declines. Publicly announced mergers and similar types of transactions may be renegotiated or terminated, in which case the Portfolio may lose money. In addition, if a transaction takes a longer time to close than originally anticipated, the Portfolio may realize a lower than expected rate of return.

Legislation/Litigation Risk. From time to time, various legislative initiatives are proposed in the United States and abroad that may have a negative impact on certain of the companies represented in your Portfolio, or on the tax treatment of your Portfolio or of your investment in a Portfolio. In addition, litigation regarding any of the issuers of the Securities or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. Whether or not the stocks in your Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. In the absence of a liquid trading market for a particular security, the price at which such security may be sold to meet redemptions, as well as the value of the Units of such corresponding Portfolio, may be adversely affected. No one can guarantee that a liquid trading market will exist for any security.

No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Eaton Vance Unit Trust — Series 6	20	Prospectus dated August 10, 2016

Purchasing Units

Public Offering. Units are offered at the Public Offering Price which consists of the net asset value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 3.95% of the Public Offering Price per Unit at the time of purchase.

You pay the initial sales charge at the time you buy Units. The initial sales charge is the difference between the total sales charge percentage (maximum of 3.95% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the total fixed dollar creation and development fee. The initial sales charge will be approximately 1.00% of the Public Offering Price per Unit depending on the Public Offering Price per Unit. The deferred sales charge is fixed at $0.245 per Unit. Your Portfolio pays the deferred sales charge in installments as described under “Fees and Expenses”. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the “transactional sales charge.” The transactional sales charge does not include the creation and development fee, which compensates the Sponsor for creating and developing your Portfolio and is described under “Fees and Expenses.” The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as of the close of the initial offering period as described under “Fees and Expenses.” If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown under “Fees and Expenses” if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown under “Fees and Expenses” if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 3.95% of the Public Offering Price per Unit.

Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by your Portfolio. The “Fees and Expenses” section shows the sales charge calculation at a $10 Public Offering Price per Unit and the following examples illustrate the sales charge at prices below and above $10. If the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.2370 (3.95% of the Public Offering Price per Unit), which consists of an initial sales charge of -$0.0580, a deferred sales charge of $0.245 and a creation and development fee of $0.05. If the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.5530 (3.95% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.2580, a deferred sales charge of $0.245 and the creation and development fee of $0.05.

The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

Reducing Your Sales Charge. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional’s responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge. As further described in this section, purchases executed on the same day by a single person at the same broker-dealer may be combined for sales charge discount calculation purposes. Secondary market purchases are excluded for purposes of sales charge discount calculations. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

Eaton Vance Unit Trust — Series 6	21	Prospectus dated August 10, 2016

Large Quantity Purchases. You can reduce your sales charge by increasing the size of your investment. Based upon the aggregate dollar amount of Units purchased by a Unitholder in the initial offering period, the following tables show both the corresponding sales charge and the concession or agency commission allowed to broker-dealers and other selling agents on such a transaction.

Transaction Amount	Sales Charges	Broker-Dealer Concession or Agency Commission
Less than $50,000	3.95%	3.15%
$50,000 - $99,999	3.70	2.90
$100,000 - $249,999	3.45	2.65
$250,000 - $499,999	3.10	2.35
$500,000 - $999,999	2.95	2.25
$1,000,000 or more	2.45	1.80

Except as described below, these quantity discount levels apply only to purchases of a single Portfolio made by the same person on a single day from a single broker-dealer. We apply these sales charges as a percent of the Public Offering Price per Unit at the time of purchase. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units will be issued. Additional information regarding the broker-dealer concession or agency commission is presented in the “Distribution of Units — Unit Distribution” section.

For purposes of achieving these levels, you may combine certain purchases made on the same day through a single broker-dealer or selling agent, as further described below. You must inform your broker- dealer of any combined purchases before your purchase to be eligible for a reduced sales charge. For purposes of achieving the quantity discount levels in the above table, Units of a Portfolio offered in this prospectus may be combined with (i) purchases of units of any other Eaton Vance-sponsored unit investment trusts during each trust’s initial offering period, (ii) purchases of units made as described under the “Fee Accounts” paragraph in this section, and (iii) purchases of units eligible for the sales charge discounts described under the “Rollovers and Exchanges” paragraph in this section. In addition, Units purchased in the name of your spouse (or the equivalent if recognized under local law) or children (including step-children) under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for a single trust, estate (including multiple trusts created under a single estate) or fiduciary account.

Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed (“Fee Accounts”). You should consult your financial professional to determine whether you can benefit from these accounts. If Units of a Portfolio are purchased for a Fee Account and the Portfolio is subject to a Wrap Fee (i.e., the Portfolio is “Wrap Fee Eligible”), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee of $0.05 per Unit that is retained by the Sponsor. The table below illustrates the sales charge you will pay if a Portfolio is Wrap Fee Eligible as a percentage of the $10 initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge	0.00%
Deferred sales charge	0.00

Transactional sales charge	0.00%

Creation and development fee	0.50%

Total sales charge	0.50%

The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. As described above in “Large Quantity Purchases”, Units purchased for a Fee Account may be combined with certain other purchases for purposes of achieving the quantity discount levels presented in the table above under “Large Quantity Purchases”, however, such Wrap Fee Eligible Units are not eligible for any sales charge discounts in addition to that which is described in this “Fee Accounts” section. To purchase Units in these

Eaton Vance Unit Trust — Series 6	22	Prospectus dated August 10, 2016

Fee Accounts, your financial professional must purchase Units designated with one of the Wrap Fee CUSIP numbers set forth under “Essential Information,” either Wrap Fee Cash for cash distributions or Wrap Fee Reinvest for the reinvestment of distributions in additional Units, if available. See “Rights of Unitholders — Reinvestment Option.”

Rollovers and Exchanges. During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Eaton Vance-sponsored unit investment trust and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such trusts to purchase Units of the Portfolios offered in this prospectus, or units of any other Eaton Vance-sponsored unit investment trust in its initial offering period, at a reduced sales charge. For such aggregated purchases of less than $500,000, Units may be purchased at the Public Offering Price per Unit less 1.00%. For such aggregated purchases of $500,000 or more, either made solely with redemption or termination proceeds from other unit investment trusts or in combination with other purchases as described above under “Large Quantity Purchases”, Units will be eligible for the applicable quantity discount level presented in the table that appears in that subsection. For aggregated purchases described above in the “Large Quantity Purchases” subsection that consist of any units other than Units of any Portfolio in this prospectus, please refer to the prospectus of the applicable Eaton Vance-sponsored unit investment trust for information regarding the specified sales charge reductions on those units. In order to be eligible for the sales charge discounts applicable to Unit purchases made with redemption or termination proceeds from other unit investment trusts, the trade date of each rollover or redemption, or each other trust’s termination date resulting in the receipt of such proceeds used to purchase Units of your Portfolio must all be derived from transactions that occurred within 30 calendar days prior to your Unit purchase. In addition, the discounts will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for these reduced sales charge discounts. If you purchase units of your Portfolio in this manner using redemption proceeds from trusts that assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on units of such trusts will be deducted from those redemption proceeds. An exchange does not avoid a taxable event on the redemption or termination of an interest in a trust.

Employees. Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

Unit Price. The Public Offering Price of Units will vary from the amounts stated under “Essential Information” in accordance with fluctuations in the prices of the underlying Securities in your Portfolio. The initial price of the Securities upon deposit by the Sponsor was determined by the Evaluator, Eaton Vance Management, an affiliate of the Sponsor. Subsequently, the Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term “business day”, as used herein and under “Selling Units — Redemption of Units”, means any day on which the New York Stock Exchange is open for regular trading. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

Eaton Vance Unit Trust — Series 6	23	Prospectus dated August 10, 2016

Value of the Securities. Exchange-listed securities normally are valued at closing sale prices. When a market price is not readily available, including circumstances under which the Evaluator determines that a security’s market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Evaluator or an independent pricing service used by the Evaluator. In these cases, a Portfolio’s net asset value will reflect certain portfolio securities’ fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to your Portfolio.

Organizational Costs. During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to your Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when your Portfolio pays these costs.

Retirement Accounts. Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans’ provisions and does not itself establish such plans.

Selling Units

Market for Units. The Sponsor does not intend to but may maintain a market for Units after the close of the initial offering period and may continuously offer to purchase Units at the secondary market repurchase price (which is described in the “Redemption of Units” section below). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to redeem Units with the Trustee at the Redemption Price. See “Redemption of Units” immediately below. Unitholders should contact their financial professional to determine the current and best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor maintains a market for Units and the Sponsor’s bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than three business days following satisfactory tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The “date of tender” is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

Unitholders tendering 2,500 or more Units (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in-kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in-kind distribution during the initial offering period or within 30 calendar days of a Portfolio’s

Eaton Vance Unit Trust — Series 6	24	Prospectus dated August 10, 2016

termination. The Portfolios generally will not offer in-kind distributions of portfolio securities that are held in foreign markets. An in-kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder’s broker-dealer at DTC. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder’s in-kind distribution to facilitate the distribution of whole shares. The in-kind distribution option may be modified or discontinued at any time without notice. Notwithstanding the foregoing, if the Unitholder requesting an in-kind distribution is the Sponsor or an affiliated person of your Portfolio, the Trustee may make an in-kind distribution to such Unitholder provided that no one with a pecuniary incentive to influence the in-kind distribution may influence selection of the distributed securities, the distribution must consist of a pro rata distribution of all portfolio securities (with limited exceptions) and the in-kind distribution may not favor such affiliated person to the detriment of any other Unitholder.

The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in-kind or sold, the size of a Portfolio will be, and the diversity of the Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in-kind distribution. See “Tax Information”.

The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in your Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio (including costs associated with liquidating securities after the end of the initial offering period) and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will not be reduced by estimated organization costs or the creation and development fee. For these purposes, the Evaluator will determine the value of the Securities as described under “Purchasing Units — Unit Price.”

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission (“SEC”) determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates, you may be able to exchange your Units for units of other Eaton Vance unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. An exchange is a taxable event to you. We may discontinue this option at any time.

Rollover. We may offer a subsequent series of each Portfolio for a Rollover when the Portfolios terminate.

On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series or (2) receive a cash distribution.

If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

We may make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by a Portfolio’s procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we

Eaton Vance Unit Trust — Series 6	25	Prospectus dated August 10, 2016

decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the “wash sale” tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See “Tax Information”.

Repeatedly rolling over an investment in a unit investment trust will differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to unitholder. Unlike many other investment products, unit investment trusts have finite lives, meaning that investors seeking to pursue a unit investment trust strategy over a multi-year period must periodically roll their proceeds into a newly formed trust. With each rollover event, unitholders will be subject to the tax consequences and expenses associated with redeeming units, as well as the reduced sales charge applicable to rollover investments. Fees and expenses may vary significantly not only among carious unit investment trust products, but also when comparing unit investment trusts against other investment products such as mutual funds. To allow for such a cost comparison, the “Fees and Expenses — Example” section provides an illustrated example of the potential costs a unitholder may bear if an initial investment and subsequent rollover investments are made over various time periods, using the assumptions stated in that section.

Distribution of Units

Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above. The Sponsor intends to qualify Units of the Portfolios for sale in all states of the United States where qualification is deemed necessary by the Sponsor. This prospectus does not constitute an offer of Units in any state or country where Units cannot be offered or sold lawfully. The Portfolios do not accept investments from non-U.S. residents, provided that a Portfolio may accept investments from certain non-U.S. investors at the discretion of the Sponsor.

Unit Sales Concessions. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as set forth in the “Broker-Dealer Concession or Agency Commission” column of the table under “Reducing Your Sales Charge — Large Quantity Purchases”. For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of the Portfolios, the regular concession or agency commission will be 2.15% per Unit for such transactions amounting to less than $500,000. For such transactions of $500,000 or more, the regular concession or agency commission, will equal the applicable percentage listed in the table that appears under “Purchasing Units — Large Quantity Purchases”.

Volume Concession Based Upon Annual Sales. As described below, broker-dealers and other selling agents may in certain cases be eligible for an additional concession based upon their annual eligible sales of all Eaton Vance-sponsored unit investment trusts. Eligible sales include all units of any Eaton Vance unit investment trust purchased directly from Eaton Vance during a trust’s initial offering period. In addition to the regular concessions or agency commissions described above in “Unit Sales Concessions” all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Eaton Vance unit investment trusts during the previous consecutive 12-month period through the end of the most recent month. The Volume Concession, as applicable to equity and fixed income trust units, is set forth in the following table:

Total Sales (in millions)	Volume Concession
$25 but less than $100	0.050%
$100 but less than $150	0.075
$150 but less than $250	0.100
$250 but less than $500	0.115
$500 but less than $750	0.125
$750 but less than $1,000	0.130
$1,000 but less than $1,500	0.135
$1,500 but less than $2,000	0.140
$2,000 but less than $3,000	0.150
$3,000 but less than $4,000	0.160
$4,000 but less than $5,000	0.170
$5,000 or more	0.175

Eaton Vance Unit Trust — Series 6	26	Prospectus dated August 10, 2016

Broker-dealers and other selling firms will not receive the Volume Concession on the sale of units purchased in Fee Accounts, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the Volume Concession table above. Secondary market sales of all unit investment trusts are excluded for purposes of the Volume Concession. Eligible dealer firms and other selling agents include clearing firms that place orders with Eaton Vance and provide Eaton Vance with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of the concessions or agency commissions from time to time. For a trust to be eligible for this additional compensation, the trust’s prospectus must include disclosure related to this additional compensation.

Additional Information. Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 80% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of these Portfolios and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolios and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. Payments of such additional compensation, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend our products, including your Portfolio, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under “Unit Distribution” above, any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to a Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See “Notes to Portfolios”. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of fluctuations in the market value of Units held by the Sponsor for sale to the public. If the Sponsor maintains a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor’s business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

Rights of Unitholders

Distributions. Dividends and interest (prorated on an annual basis in the case of the Eaton Vance Dividend Fortitude Portfolio), net of expenses, and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under “Essential Information”. In addition, your Portfolio will generally make required distributions at the end of each year in order to satisfy a requirement for qualification as a “regulated investment company” for federal tax purposes. Unitholders will also receive a final distribution of income when their Portfolio terminates. In some cases, your Portfolio may pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a

Eaton Vance Unit Trust — Series 6	27	Prospectus dated August 10, 2016

company whose stock is in your Portfolio. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. See “Rights of Unitholders — Reinvestment Option”.

Dividends and interest received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder’s pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

The income distribution to the Unitholders of the Eaton Vance Dividend Fortitude Portfolio as of each Record Date will be made on the following Distribution Date or shortly thereafter and shall consist of an amount substantially equal to such portion of each Unitholder’s pro rata share of the estimated net annual income distributions in the Income Account. Because income payments are not received by these Portfolios at a constant rate throughout the year, such distributions to Unitholders may be more or less than the amount credited to the Income Account as of the Record Date. For the purpose of minimizing fluctuation in the distributions from the Income Account, the Trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Income Account on the ensuing Record Date.

Estimated Distributions. The estimated net annual distributions per Unit may be shown under “Essential Information.” Generally, the estimate of the distributions your Portfolio may receive is based on the most recent ordinary quarterly dividends declared by an issuer, the most recent interim and final dividends declared for certain foreign issuers, or scheduled income payments (in all cases accounting for any applicable foreign withholding taxes). In certain cases, estimated net annual distributions may also be based upon several recently declared dividends of an issuer. However, common stocks do not assure dividend payments and therefore the amount of future dividend income to your Portfolio is uncertain. The actual net annual distributions may decrease over time because a portion of the Securities included in a Portfolio will be sold to pay for the organization costs, deferred sales charge and creation and development fee. Securities may also be sold to pay regular fees and expenses during your Portfolio’s life. Dividend and income conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends/income paid or declared over several years or other periods may be used to estimate annual distributions. The actual net annual income distributions you receive will vary from the estimated amount due to changes in a Portfolio’s fees and expenses, in actual income received by a Portfolio, currency fluctuations and with changes in a Portfolio such as the acquisition, call, maturity or sale of Securities. Due to these and various other factors, actual distributions received by your Portfolio will most likely differ from the most recent dividends or scheduled income payments.

Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). The CUSIP numbers for either “Cash” distributions or “Reinvest” for the reinvestment of distributions are set forth under “Essential Information”. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company (“DTC”) or purchase Units with a Reinvest CUSIP (or Wrap Fee Reinvest CUSIP in the case of Wrap Fee Eligible Units held in Fee Accounts), if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder’s election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. The reinvestment option is not offered during the 30 calendar days prior to termination. If Units are unavailable for reinvestment or this reinvestment option is no longer available, distributions will be paid in cash. Distributions will be taxable to Unitholders if paid in cash or automatically reinvested in additional Units. See “Tax information”.

A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time. The reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.

Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-

Eaton Vance Unit Trust — Series 6	28	Prospectus dated August 10, 2016

dealer at DTC. Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefor, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

Trust Administration

Trust Supervision. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect a Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to a Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer if the Supervisor determines that the sale or exchange is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in a Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

The Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to your Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that your Portfolio continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.

The Sponsor will instruct the Trustee how to vote the Securities held in your Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Trustee will vote the Securities in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. However, if the Trustee sells Securities to redeem Units or to pay Portfolio expenses or sales charges, the Trustee will do so, as nearly as practicable, on a pro rata basis. In order to obtain the best price for your Portfolio, it may be necessary for the Supervisor to specify minimum amounts in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with a Portfolio, the Sponsor or dealers participating in the offering of Units.

Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

Termination. Your Portfolio will terminate on the Mandatory Termination Date specified under “Essential Information” or upon the sale or other disposition of the last Security held in your Portfolio. Your Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the “Minimum Termination Value”). Your Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are

Eaton Vance Unit Trust — Series 6	29	Prospectus dated August 10, 2016

tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If your Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Qualified Unitholders may elect an in-kind distribution of Securities, provided that Unitholders may not request an in-kind distribution of Securities within 30 calendar days of a Portfolio’s termination. Any in-kind distribution of Securities will be made in the manner and subject to the restrictions described under “Selling Units — Redemption of Units”, provided that, in connection with an in-kind distribution election more than 30 calendar days prior to termination, Unitholders tendering 2,500 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination.

Limitations on Liabilities. The Sponsor, Supervisor, Evaluator and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.

Sponsor. Eaton Vance Distributors, Inc. is the Sponsor of your Portfolio. The Sponsor’s principal office is located at Two International Place, Boston, Massachusetts. The Sponsor is a wholly owned subsidiary of Eaton Vance Corp. (“EVC”). EVC has a history dating to 1924, offering individuals and institutions a broad array of investment strategies and wealth management solutions. EVC and its affiliates currently manage over $300 billion in assets on behalf of mutual funds, institutional clients and individuals.

The Sponsor and your Portfolio have adopted a code of ethics requiring employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate your Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed by the Sponsor without the consent of any of the Unitholders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor.

Eaton Vance Unit Trust — Series 6	30	Prospectus dated August 10, 2016

Supervisor and Evaluator. Eaton Vance Management, an affiliate of the Sponsor, serves as Supervisor and Evaluator. The Supervisor or Evaluator may resign or be removed by the Sponsor or Trustee in which event the Sponsor or Trustee shall use its best efforts to appoint a satisfactory successor. Such resignation or removal shall be effective upon acceptance of appointment by the successor. If upon resignation no successor has accepted appointment within thirty days after notice of resignation, the Supervisor or Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder. As Evaluator, Eaton Vance Management may utilize an independent pricing service to perform certain evaluation services.

Tax Information

This section summarizes some of the principal U.S. federal income tax consequences of owning Units of the Portfolios as of the date of this prospectus. Tax laws and interpretations are subject to change, possibly with retroactive effect, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, financial institution, person who marks to market their Units or other investor with special circumstances. In addition, this section does not describe your alternative minimum, state, local or foreign tax consequences of investing in a Portfolio.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in your Portfolio.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Portfolio Status. Your Portfolio intends to elect and to qualify annually as a “regulated investment company” under the federal tax laws. If your Portfolio qualifies under the tax law as a regulated investment company and distributes its income consistently with such qualification, the Portfolio generally will not pay federal income taxes. But there is no assurance that the distributions made by your Portfolio will eliminate all taxes for every year at the level of your Portfolio.

Distributions. Portfolio distributions are generally taxable. After the end of each year, you will receive a tax statement reporting your Portfolio’s distributions, including the amounts of ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your tax rate for ordinary income, however, as further discussed below, certain ordinary income distributions received from your Portfolio may be taxed, under current federal law, at the capital gains tax rates. Certain ordinary income dividends on Units that are attributable to qualifying dividends received by your Portfolio from certain corporations may be reported by the Portfolio as being eligible for the dividends received deduction for corporate Unitholders provided certain holding period requirements are met. Income from the Portfolio and gains on the sale of your Units may also be subject to a 3.8% federal tax imposed generally on net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. In addition, your Portfolio may make distributions that represent a return of capital for tax purposes to the extent of the Unitholder’s basis in the Units, and any additional amounts in excess of basis would be taxed as a capital gain. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat certain distributions made to you in January as if you had received them on December 31 of the previous year.

A distribution paid by your Portfolio reduces the Portfolio’s net asset value per Unit on the date paid by the amount of the distribution. Accordingly, a distribution paid shortly after a purchase of Units by a Unitholder would represent, in substance, a partial return of capital, however, it would be subject to income taxes.

Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units from the amount you receive in the transaction. Your initial tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

Capital Gains and Losses and Certain Ordinary Income Dividends. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one

Eaton Vance Unit Trust — Series 6	31	Prospectus dated August 10, 2016

year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Portfolio and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.

In certain circumstances, ordinary income dividends received by an individual Unitholder from a regulated investment company such as your Portfolio may be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualified dividend income received by the Portfolio itself. Your Portfolio will provide notice to its Unitholders of the amount of any distribution which may be taken into account as qualified dividend income which is eligible for the capital gains tax rates. There is no requirement that tax consequences be taken into account in administering your Portfolio.

In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Portfolio securities when you redeem your Units. In general, this distribution will be treated as a sale for federal income tax purposes and you will recognize gain or loss, based on the value at that time of the securities and the amount of cash received, and subject to certain limitations on the deductibility of losses under the tax rules. Unitholders will incur transaction costs in liquidating securities received in an in-kind distribution, and any such securities received will be subject to market risk until sold. In the event that any securities received in-kind are illiquid, Unitholders will bear the risk of not being able to sell such securities in the near term, or at all.

Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss realized on a sale or exchange will be disallowed to the extent that Units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of Units or to the extent that the Unitholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss.

Deductibility of Portfolio Expenses. Expenses incurred and deducted by your Portfolio will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Portfolio expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income. Such deductions may be subject to limitation for taxpayers whose income exceeds certain levels.

Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), generally, subject to applicable tax treaties, distributions to you from your Portfolio will be characterized as dividends for federal income tax purposes (other than dividends that your Portfolio reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. You may be eligible under certain income tax treaties for a reduction in withholding rates. However, distributions received by a foreign investor from your Portfolio that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that your Portfolio makes certain elections and certain other conditions are met.

The Foreign Account Tax Compliance Act (“FATCA”). A 30% withholding tax on your Portfolio’s distributions, including capital gains distributions, and on gross proceeds from the sale or other disposition of Units generally applies if paid to a foreign entity unless: (i) if the foreign entity is a “foreign financial institution” as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA applies: (i) with respect to distributions from your Portfolio and (ii) with respect to certain capital gains distributions and gross proceeds from a sale or disposition of Units that occur on or after January 1, 2019. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. Your Portfolio will not pay any

Eaton Vance Unit Trust — Series 6	32	Prospectus dated August 10, 2016

additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes if your Portfolio meets certain requirements for passing through such deductions or credits to you.

Backup Withholding. By law, your Portfolio must withhold as backup withholding a percentage (currently 28%) of your taxable distributions and redemption proceeds if you do not provide your correct social security or taxpayer identification number and certify that you are not subject to backup withholding, or if the IRS instructs your Portfolio to do so.

Investors should consult their advisors concerning the federal, state, local and foreign tax consequences of investing in a Portfolio.

Trust Expenses

General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See “Tax Information”. These sales will reduce future income distributions. The Sponsor’s, Supervisor’s and Trustee’s fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category “Services Less Rent of Shelter” in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.

Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio’s assets at the end of the initial offering period.

Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

Trustee’s Fee. For its services the Trustee will receive the fee from your Portfolio set forth under “Fees and Expenses” (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee’s compensation for its services to your Portfolio is expected to result from the use of these funds.

Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth under “Fees and Expenses”. These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Eaton Vance unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to

Eaton Vance Unit Trust — Series 6	33	Prospectus dated August 10, 2016

protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or willful misconduct on its part, (g) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Your Portfolio may pay the expenses of updating its registration statement each year.

Experts

Legal Opinions. The legality of the Units offered hereby has been passed upon by Paul Hastings LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.

Independent Registered Public Accounting Firm. The Trusts’ Statements of Financial Condition and the related Portfolios, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Additional Information

This prospectus does not contain all the information set forth in the registration statements filed by your Portfolio with the SEC under the Securities Act of 1933 (file no. 333-212196) and the Investment Company Act of 1940 (file no. 811-23099). Information about your Portfolio can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC’s Public Reference Section, Washington, DC 20549-0102.

Where to learn more:

•	Visit http://www.eatonvance.com for information about this and other investments
•	Call Eaton Vance at 800-262-1122
•	Call The Bank of New York Mellon at (800) 428-8890

Eaton Vance Unit Trust — Series 6	34	Prospectus dated August 10, 2016

PROSPECTUS

August 10, 2016

Eaton Vance Unit Trust — Series 6

Eaton Vance Dividend Fortitude Portfolio, Series 4

Eaton Vance Merger & Acquisition Targets Portfolio, Series 4

Eaton Vance Megatrends Portfolio, Series 4

When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

CONTENTS OF REGISTRATION STATEMENT

This Amendment to the Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Signatures.

The Written Consents of Legal Counsel, Evaluator and Independent Registered Public Accounting Firm.

The following exhibits:

1.1	Trust Agreement.

1.1.1	Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 of Eaton Vance Unit Trust – Series 1 (File No. 333-207018) dated November 9, 2015.

1.2	Articles of Organization of EV Distributors, Inc. Reference is made to Exhibit 4 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Eaton Vance Unit Trust – Series 1 (and Subsequent Series) (File No. 811-23099) dated September 18, 2015.

1.3	Articles of Merger of Eaton Vance Distributors, Inc. and EV Distributors, Inc. Reference is made to Exhibit 6 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Eaton Vance Unit Trust – Series 1 (and Subsequent Series) (File No. 811-23099) dated September 18, 2015.

1.4	Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Eaton Vance Unit Trust – Series 1 (File No. 333-207018) dated November 9, 2015.

2.1	Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Eaton Vance Unit Trust – Series 1 (File No. 333-207018) dated November 9, 2015.

3.1	Opinion and Consent of Counsel as to the legality of securities being registered.

3.3	Opinion of Counsel as to the Trustee and the Trust.

4.1	Consent of Evaluator.

4.2	Consentof Independent Registered Public Accounting Firm.

7.1	Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Eaton Vance Unit Trust – Series 1 (File No. 333-207018) dated September 18, 2015.

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

S-1

SIGNATURES

The Registrant, Eaton Vance Unit Trust – Series 6, hereby identifies Eaton Vance Unit Trust – Series 1 and Series 3 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Eaton Vance Unit Trust – Series 6, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston and Commonwealth of Massachusetts on the 10th day of August, 2016.

EATON VANCE UNIT TRUST – SERIES 6
(Registrant)

By:	EATON VANCE DISTRIBUTORS, INC.
(Depositor)

By:	/s/ Frederick S. Marius
Frederick S. Marius
Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on August 10, 2016, by the following persons who constitute the principal officers and a majority of the Board of Directors of Eaton Vance Distributors, Inc.:

SIGNATURE	TITLE

Matthew J. Witkos	President and Chief Executive Officer and Director

Thomas E. Faust. Jr.	Director

Laurie G. Hylton	Director

Daniel C. Cataldo	Vice President, Treasurer and Chief Financial Officer

By:	/s/ Frederick S. Marius
Frederick S. Marius (Attorney-in-fact*)

*	An executed copy of each of the related powers of attorney is incorporated herein by reference as set forth in Exhibit 7.1.

S-2